Exhibit 99.1

Mountain Province Diamonds Announces Fourth Quarter and Full Year 2019 Production and Sale Results and Provides Q4 Conference Call Details

TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Jan. 23, 2020 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces production and sales results for the fourth quarter ended December 31, 2019 ("the Quarter" or "Q4 2019") from the Gahcho Kué Diamond Mine ("GK Mine"). The Company also releases the details for its Q4 2019 earnings conference call and webcast. All figures are expressed in Canadian dollars unless otherwise noted.

Q4 and FY 2019 Highlights
(all figures reported on a 100% basis unless otherwise stated)

  11,089,408 total tonnes mined during the quarter, a 2% decrease on comparable period (Q4 2018: 11,365,990).  43,224,827 total tonnes mined during FY 2019, a 4% increase from comparable period (FY 2018: 41,444,057).
  890,886 ore tonnes mined during the quarter, a 33% increase on comparable period (Q4 2018: 670,707).  3,247,324 ore tonnes mined during FY 2019, a 12% increase from comparable period (FY 2018: 2,908,184).
  936,903 ore tonnes treated during the quarter, a 25% increase on comparable period (Q4 2018: 751,448).  3,580,551 ore tonnes treated during FY 2019, a 12% increase from comparable period (FY 2018: 3,194,360).
  1,977,438 carats recovered during the quarter at an average grade of 2.11 carats per tonne, 28% higher than comparable quarter (Q4 2018: 1,545,786 carats at 2.06). 6,820,631 carats recovered during FY 2019 at an average grade of 1.90 carats per tonne, 2% slightly lower than comparable period (FY 2018: 6,936,894).

Q4 and FY 21019 Production Statistics1

	2019 Q4	2018 Q4	YoY Variance	FY 2019	FY 2018	YoY Variance

Total tonnes mined (ore and waste)	11,089,408	11,365,990	-2%	43,224,827	41,444,057	4%
Ore tonnes mined	890,886	670,707	33%	3,247,324	2,908,184	12%
Ore tonnes treated	936,903	751,448	25%	3,580,551	3,194,360	12%
Carats recovered	1,977,438	1,545,786	28%	6,820,631	6,936,894	-2%
Carats recovered (49% share)	968,945	757,435	28%	3,342,109	3,399,078	-2%

Q4 and FY 2019 Diamond Sales

In Q4 2019, 771,799 carats were sold at an average value of $84 per carat (US$64 per carat) for total proceeds of $65.0 million (US$49.2 million) in comparison to 822,548 carats sold at an average value of $86 per carat (US$65 per carat) for total proceeds of $70.5 million (US$53.6 million) in Q4 2018.

During FY 2019, 3,284,520 carats were sold at an average value of $84 per carat (US$63 per carat) for total proceeds of $276.3 million (US$208.2 million) in comparison to 3,252,491 carats sold at an average value of $96 per carat (US$74 per carat) for total proceeds of $311 million (US$240 million) in FY 2018.

Sentiment in the rough diamond market became slightly more optimistic towards the end of 2019 and has remained relatively positive as the market prepares for the first selling cycle of 2020.

The Company's medium to long term outlook for rough diamonds, remains positive. The major producers reported lower levels of sales through 2019 which, together with the stronger retail selling season, will help normalise inventory levels in the cutting centers.  In addition, anticipated mine closures over the next 12 – 18 months will help to establish a more balanced supply and demand equilibrium in the diamond market. Importantly, consumer confidence and spending remain strong, particularly in the US and Greater China which together account for approximately 65% by value of global retail sales of diamond jewelry.

Q4 and FY 2019 Summary

Q4 and FY 2019 production results were better than the Company's expectations, with recovered carats for FY 2019 coming in higher than the revised guidance of 6.7 – 6.8 million carats, attributable to the strong operational performance in Q4 2019.

The plant treated 936,903 tonnes and recovered 1.98 million carats in Q4 2019, 25% and 28% higher than was achieved in Q4 2018 respectively.  During FY 2019, the plant treated a record 3.58 million tonnes of ore, 12% higher than was achieved in FY 2018, demonstrating that the plant modifications of the past 12 months have been successful and the plant throughput capacity has significantly increased.

The Company also expects that Q4 2019 and FY 2019 costs will be in line with revised guidance previously provided.

Stuart Brown, the Company's President and Chief Executive Officer, commented:

"Mountain Province enjoyed an exceptional year of production in FY 2019, achieving all its operational metrics. The highlight being exceeding plant throughput by 12%, compared to FY 2018. The improvements were a direct result of the plant modifications over the past 12 months.  The effort and hard work by everyone involved in this project is to be commended.

"The diamond market however was somewhat difficult in 2019 with prices declining further in some categories. Nonetheless positive signs started to surface late in 2019 and strengthening early in 2020. Retailers across all sectors of the luxury market have been reporting stronger than expected holiday season sales with very strong growth in online sales also boosting diamond retail sales.

"Following the successful plant changes which have created more capacity and opportunity, I believe Mountain Province is well positioned for the next decade. Gahcho Kué has a long mine life, and as demonstrated in 2019 with the discovery of the Wilson Kimberlite a strong potential for additional discoveries in our highly prospective land package. I look forward to keeping all our stakeholders updated throughout 2020."

Q4 2019 Conference Call Dial-In Details:

The Company will release its Q4 2019 and FY 2019 financial results on Monday, March 16th, 2020 after market hours. The Company will host its quarterly conference call on Tuesday, March 17th, 2020 at 11:00am ET.

Title: Mountain Province Diamonds Inc Q4 Earnings Conference Call
Conference ID: 59053571
Date of call: 03/17/2020
Time of call: 11:00 Eastern Time
Expected Duration: 60 minutes

Webcast Link: https://event.on24.com/wcc/r/2177647/65AEAED957292E57DCDB6C2809B2A0DD

Participant Toll-Free Dial-In Number:            (+1) 888 390 0546
Participant International Dial-In Number:       (+1) 416 764 8688

A replay of the webcast and audio call will be available on the Company's website

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Mountain Province Diamonds Mountain Province Diamonds is a 49% participant with De Beers Group in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  The Gahcho Kué Joint Venture property consists of several kimberlites that are actively being mined, developed, and explored for future development.  The Company also controls 67,164 hectares of highly prospective mineral claims and leases immediately adjacent to the Gahcho Kué Joint Venture property that include an indicated mineral resource at the Kelvin kimberlite and inferred mineral resources for the Faraday kimberlites.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Keyvan Salehi, P.Eng., MBA, Vice President Corporate Development and Technical Services and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Stuart Brown, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Keyvan Salehi, VP Corp Dev & Tech Services, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 23-JAN-20